

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

October 20, 2011

<u>Via E-mail</u>
Joel Legon
Interim Chief Financial Officer
Comverse Technology, Inc.
810 Seventh Avenue
New York, New York 10019

> **Re: Comverse Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2011**
> **Filed May 31, 2011**
> **File No. 000-15502**

Dear Mr. Legon:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Controls and Procedures, page 118</u>

1. We note your response to comment three from our letter dated October 4, 2011. Please disclose management's assessment of when the deficiencies in your disclosure controls and procedures and internal control over financial reporting will be corrected in your forthcoming Form 10-Q for the fiscal quarter ended October 31, 2011.

Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3368 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel

Assistant Director